OAKTREE STRATEGIC CREDIT FUND

333 SOUTH GRAND AVENUE, 28TH FLOOR

LOS ANGELES, CA 90071

July 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Strategic Credit Fund

Registration Statement on Form N-14

Ladies and Gentlemen:

Oaktree Strategic Credit Fund (the “Company”) is registering the exchange offer (the “Registered Exchange Offer”) described in the Registration Statement on Form N-14 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) relating to the registration of $350.0 million aggregate principal amount of the Company’s 8.400% Notes due 2028 and $400.0 million aggregate principal amount of the Company’s 6.500% Notes due 2029 (collectively, the “New Notes”), which are to be registered under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes will be offered in exchange for an equal principal amount of the Company’s issued and outstanding 8.400% Notes due 2028 and 6.500% Notes due 2029, respectively (collectively, the “Old Notes”). The New Notes are being registered in reliance on the position of the staff enunciated in Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley and Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Registered Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Registered Exchange Offer: (i) is neither an “affiliate” of the Company within the meaning of the Securities Act, nor a broker-dealer acquiring the New Notes in exchange for Old Notes acquired directly from the Company for its own account; (ii) is acquiring the New Notes in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the New Notes to be received in the Registered Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Registered Exchange Offer.

The Company will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) and will include in the transmittal letter an acknowledgment to be deemed executed by each person participating in the Registered Exchange Offer, that if such person is participating in the Registered Exchange Offer for the purpose of distributing the New Notes to be acquired in the Registered Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon Capital Holdings Corp. (available May 13, 1988) or similar interpretive letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus, unless made pursuant to an exemption from or not subject to such requirements. The Company acknowledges that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act or Item 5 of Form N-2, as applicable.

The Company will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Registered Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions and (ii) by delivering the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer), any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act. The Company will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer) a provision stating that: If the tendering holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, it acknowledges that it will comply with the prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of the New Notes received in the Registered Exchange Offer.

Very truly yours,

Oaktree Strategic Credit Fund

By:	/s/ Christopher McKown
Name:	Christopher McKown
Title:	Chief Financial Officer and Treasurer

2